UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 2)1

STEC, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

784774101
(CUSIP Number)

Simon J. Michael
Balch Hill Capital, LLC
2778 Green Street
San Francisco, CA 94123
(415) 474-7055

 and

Paul J. Solit
Eric Singer
Potomac Capital Partners II, L.P.
825 Third Avenue, 33rd Floor
New York, New York 10022
 (212) 257-6083

With copies to:

Steve Wolosky, Esq.
Olshan Frome Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 25, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.
_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 784774101

1	NAME OF REPORTING PERSON BALCH HILL PARTNERS, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 4,100,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 4,100,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,100,000**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%
14	TYPE OF REPORTING PERSON PN

** See Item 5

CUSIP NO. 784774101

1	NAME OF REPORTING PERSON BALCH HILL CAPITAL, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 4,100,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 4,100,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,100,000**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%
14	TYPE OF REPORTING PERSON OO

** See Item 5

CUSIP NO. 784774101

1	NAME OF REPORTING PERSON SIMON J. MICHAEL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 4,100,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 4,100,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,100,000**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%
14	TYPE OF REPORTING PERSON IN

** See Item 5

CUSIP NO. 784774101

1	NAME OF REPORTING PERSON POTOMAC CAPITAL PARTNERS L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 65,659
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 65,659
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 65,659**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

** See Item 5

CUSIP NO. 784774101

1	NAME OF REPORTING PERSON POTOMAC CAPITAL MANAGEMENT, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 65,659
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 65,659
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 65,659**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

** See Item 5

CUSIP NO. 784774101

1	NAME OF REPORTING PERSON POTOMAC CAPITAL PARTNERS II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 234,134
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 234,134
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 234,134**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

** See Item 5

CUSIP NO. 784774101

1	NAME OF REPORTING PERSON POTOMAC CAPITAL MANAGEMENT II, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 234,134
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 234,134
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 234,134**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

** See Item 5

CUSIP NO. 784774101

1	NAME OF REPORTING PERSON POTOMAC CAPITAL PARTNERS III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 108,377
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 108,377
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 108,377**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

** See Item 5

CUSIP NO. 784774101

1	NAME OF REPORTING PERSON POTOMAC CAPITAL MANAGEMENT III, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 108,377
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 108,377
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 108,377**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

** See Item 5

CUSIP NO. 784774101

1	NAME OF REPORTING PERSON PAUL J. SOLIT
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 408,170
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 408,170
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 408,170**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

** See Item 5

CUSIP NO. 784774101

1	NAME OF REPORTING PERSON ERIC SINGER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 342,511
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 342,511
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 342,511**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

** See Item 5

CUSIP NO. 784774101

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”).  This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated as follows:

(a)   This statement is filed by:

(i)	Balch Hill Partners, L.P., a Delaware limited partnership (the “Balch Hill Partnership”);

(ii)
Balch Hill Capital, LLC, a Delaware limited liability company (“Balch Hill”), an investment adviser registered with the Securities and Exchange Commission (“SEC”) and who serves as the general partner of, and investment adviser to, Balch Hill Partnership;

(iii)	Simon J. Michael (“Mr. Michael” and, together with Balch Hill Partnership and Balch Hill, the “Balch Hill Entities”), who serves as the sole manager of Balch Hill;

(iv)	Potomac Capital Partners, L.P., a Delaware limited partnership (“PCP I”);

(v)	Potomac Capital Management, L.L.C., a New York limited liability company (“Potomac Management I”), who serves as the general partner of PCP I;

(vi)	Potomac Capital Partners II, L.P., a Delaware limited partnership (“PCP II”);

(vii)	Potomac Capital Management II, L.L.C., a Delaware limited liability company (“Potomac Management II”), who serves as the general partner of PCP II;

(viii)	Potomac Capital Partners III, L.P., a Delaware limited partnership (“PCP III”);

(ix)	Potomac Capital Management III, L.L.C., a Delaware limited liability company (“Potomac Management III”), who serves as the general partner of PCP III;

(x)	Paul J. Solit (“Mr. Solit”), who serves as the co-managing member of each of Potomac Management II and Potomac Management III; and

(xi)
Eric Singer (“Mr. Singer” and, together with PCP I, Potomac Management I, PCP II, Potomac Management II, PCP III, Potomac Management III, and Mr. Solit, the “Potomac Entities”), who serves as the co-managing member of each of Potomac Management II and Potomac Management III.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 4.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The principal business address of each of the Balch Hill Entities is 2778 Green Street, San Francisco, CA 94123.  The principal business address of each of the Potomac Entities is 825 Third Avenue, 33rd Floor, New York, New York 10022.

CUSIP NO. 784774101

(c)           The principal business of the Balch Hill Partnership is investing in securities.  The principal business of Balch Hill is serving the general partner of, and investment adviser to, the Balch Hill Partnership.  The principal occupation of Mr. Michael is serving as the sole manager of Balch Hill.  The principal business of PCP I is investing in securities.  The principal business of Potomac Management I is acting as the general partner of PCP II.  The principal business of PCP II is investing in securities.  The principal business of Potomac Management II is acting as the general partner of PCP II.  The principal business of PCP III is investing in securities.  The principal business of Potomac Management III is acting as the general partner of PCP III.  The principal occupation of Mr. Solit is serving as the managing member of Potomac Management I and co-managing member of each of Potomac Management II and Potomac Management III.  The principal occupation of Mr. Singer is serving as the co-managing member of each of Potomac Management II and Potomac Management III.

(d)           No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           Except as otherwise set forth below, no Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Each of Balch Hill Partnership and Balch Hill is organized under the laws of the State of Delaware.  Mr. Michael is a citizen of the United States of America.  Potomac Management I is organized under the laws of the State of New York.  Each of PCP I, PCP II, Potomac Management II, PCP III and Potomac Management III is organized under the laws of the State of Delaware.  Messrs. Solit and Singer are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated as follows:

The aggregate purchase price of the 4,100,000 Shares owned directly by Balch Hill Partnership is approximately $22,959,555, including brokerage commissions.  Such Shares were acquired with the working capital of Balch Hill Partnership.

The aggregate purchase price of the 65,659 Shares owned directly by PCP I is approximately $309,517, including brokerage commissions.  The Shares owned directly by PCP I were acquired with its working capital.

The aggregate purchase price of the 234,134 Shares owned directly by PCP II is approximately $1,132,665, including brokerage commissions.  The Shares owned directly by PCP II were acquired with its working capital.

The aggregate purchase price of the 108,377 Shares owned directly by PCP III is approximately $525,642, including brokerage commissions.  The Shares owned directly by PCP III were acquired with its working capital.

CUSIP NO. 784774101

Balch Hill Partnership, PCP I, PCP II and PCP III each effect purchases of securities primarily through margin accounts maintained for them with prime brokers, which may extend margin credit to them as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and the prime brokers’ credit policies.  In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Item 4.	Purpose of Transaction

Item 4 is hereby amended to add the following:

On January 25, 2013, the Reporting Persons entered into a Joint Filing Agreement pursuant to which, among other things, (i) they agreed to the joint filing on behalf of each of them of statements on Schedule 13D, and any amendments thereto, with respect to the securities of the Issuer, (ii) they agreed to solicit proxies or written consents for the election of persons to be nominated by the Reporting Persons to the Board of Directors of the Company (the “Board”) at the 2013 annual meeting of shareholders of the Company (including any other meeting of shareholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof, the “Annual Meeting”) (the “Solicitation”), and (iii) Balch Hill agreed to pay directly all pre-approved expenses incurred in connection with the Solicitation.  A copy of the Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

The nomination deadline for the Annual Meeting is February 16, 2013.  The Reporting Persons collectively intend to nominate directors for election at the Annual Meeting but have not yet determined the nominees or the number of directors that the Reporting Persons will seek to nominate at the Annual Meeting.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 46,726,318 Shares outstanding as of October 24, 2012, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 6, 2012.

As of the close of business on January 24, 2013, Balch Hill Partnership beneficially owned 4,100,000 Shares, constituting approximately 8.8% of the Shares outstanding.  By virtue of their relationships with Balch Hill Partnership discussed in further detail in Item 2, each of Balch Hill and Mr. Michael may be deemed to beneficially own the Shares beneficially owned by Balch Hill Partnership.

As of the close of business on January 24, 2013, PCP I beneficially owned 65,659 Shares, constituting less than 1% of the Shares outstanding.  By virtue of their relationships with PCP I discussed in further detail in Item 2, each of Potomac Management I and Mr. Solit may be deemed to beneficially own the Shares beneficially owned by PCP I.

As of the close of business on January 24, 2013, PCP II beneficially owned 234,134 Shares, constituting less than 1% of the Shares outstanding.  By virtue of their relationships with PCP II discussed in further detail in Item 2, each of Potomac Management II and Messrs. Solit and Singer may be deemed to beneficially own the Shares beneficially owned by PCP II.

CUSIP NO. 784774101

As of the close of business on January 24, 2013, PCP III beneficially owned 108,377 Shares, constituting less than 1% of the Shares outstanding.  By virtue of their relationships with PCP III discussed in further detail in Item 2, each of Potomac Management III and Messrs. Solit and Singer may be deemed to beneficially own the Shares beneficially owned by PCP III.

Each of the Reporting Persons, as a member of a “group” with the other Reporting Persons for purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), may be deemed to beneficially own the Shares owned by the other Reporting Persons.  The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any Shares he or it does not directly own.  Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that are not directly owned by such Reporting Person, except to the extent of their pecuniary interest therein.

(b)           Each of Balch Hill Partnership, Balch Hill and Mr. Michael has shared voting and dispositive power over the Shares owned directly by the Balch Hill Partnership.   PCP I, Potomac Management I and Mr. Solit share the power to vote and dispose of the Shares beneficially owned by PCP I.  PCP II, Potomac Management II and Messrs. Solit and Singer share the power to vote and dispose of the Shares beneficially owned by PCP II.  PCP III, Potomac Management III and Messrs. Solit and Singer share the power to vote and dispose of the Shares beneficially owned by PCP III.

(c)            Schedule A annexed hereto lists all transactions in the Shares by the Reporting Persons during the past sixty days.  All of such transactions were effected in the open market.

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 is hereby amended to add the following:

The information set forth above in Item 4 is hereby incorporated by reference into this Item 6.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1           Joint Filing Agreement by and among Balch Hill Partners, L.P., Balch Hill Capital, LLC, Simon J. Michael, Potomac Capital Partners L.P., Potomac Capital Management, L.L.C., Potomac Capital Partners II, L.P., Potomac Capital Management II, L.L.C., Potomac Capital Partners III, L.P., Potomac Capital Management III, L.L.C., Paul J. Solit, and Eric Singer.

CUSIP NO. 784774101

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  January 25, 2013

BALCH HILL PARTNERS, L.P.

By:	Balch Hill Capital, LLC General Partner

By:	/s/ Simon J. Michael
	Name:	Simon J. Michael
	Title:	Manager

BALCH HILL CAPITAL, LLC

By:	/s/ Simon J. Michael
	Name:	Simon J. Michael
	Title:	Manager

/s/ Simon J. Michael
SIMON J. MICHAEL

CUSIP NO. 784774101

POTOMAC CAPITAL PARTNERS L.P.

By:	Potomac Capital Management, L.L.C.
General Partner

By:	/s/ Paul J. Solit
Name:	Paul J. Solit
Title:	Managing Member

POTOMAC CAPITAL MANAGEMENT, L.L.C.

By:	/s/ Paul J. Solit
Name:	Paul J. Solit
Title:	Managing Member

POTOMAC CAPITAL PARTNERS II, L.P.

By:	Potomac Capital Management II, L.L.C.
General Partner

By:	/s/ Paul J. Solit
Name:	Paul J. Solit
Title:	Co-Managing Member

POTOMAC CAPITAL MANAGEMENT II, L.L.C.

By:	/s/ Paul J. Solit
Name:	Paul J. Solit
Title:	Co-Managing Member

POTOMAC CAPITAL PARTNERS III, L.P.

By:	Potomac Capital Management III, L.L.C.
General Partner

By:	/s/ Paul J. Solit
Name:	Paul J. Solit
Title:	Co-Managing Member

POTOMAC CAPITAL MANAGEMENT III, L.L.C.

By:	/s/ Paul J. Solit
Name:	Paul J. Solit
Title:	Co-Managing Member

CUSIP NO. 784774101

/s/ Paul J. Solit
PAUL J. SOLIT

/s/ Eric Singer
ERIC SINGER

CUSIP NO. 784774101

SCHEDULE A

Transactions in the Shares During the Past Sixty Days

Shares Purchased / (Sold)	Price Per Share ($)	Date of Purchase/Sale

BALCH HILL PARTNERS, L.P.

(70,000)	5.2147	12/18/2012
(2,800)	5.2918	12/19/2012
(17,200)	5.3027	12/20/2012

BALCH HILL CAPITAL, LLC

None

SIMON J. MICHAEL

None

POTOMAC CAPITAL PARTNERS, L.P.

16,000	4.5032	11/20/2012
8,800	4.5111	11/21/2012
40,859	4.7921	12/05/2012

POTOMAC CAPITAL MANAGEMENT, L.L.C.

None

POTOMAC CAPITAL PARTNERS II, L.P.

66,600	4.7645	11/28/2012
54,096	4.8868	12/03/2012
68,005	4.8813	12/04/2012
50,000	4.7921	12/05/2012
20,450	4.8900	12/06/2012
(5,017)	5.1142	01/11/2013
(20,000)	5.2601	01/14/2013

POTOMAC CAPITAL MANAGEMENT II, L.L.C.

None

CUSIP NO. 784774101

POTOMAC CAPITAL PARTNERS III, L.P.

16,803	4.8868	12/03/2012
21,124	4.8813	12/04/2012
50,000	4.7921	12/05/2012
20,450	4.8900	12/06/2012

POTOMAC CAPITAL MANAGEMENT III, L.L.C.

None

PAUL J. SOLIT

None

ERIC SINGER

None